June 3, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (212) 223-7419

Mr. Robert K. MacLean
President and Chief Executive Officer
Internetstudios.com, Inc.
322 East 50th Street
New York, NY  10022

      Re:	Internetstudios.com, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed May 19, 2005
      File No. 000-27363

Dear Mr. MacLean:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 4 - Acquisition of Trocadero Library, page 30

1. Please provide us with your basis for concluding that shares issued to Mr. Bigle were solely consideration for the assets to be acquired rather than compensation for future services under the written management agreement disclosed on page 4. In your response, explain any conditions under which the shares are forfeitable.


Note 5 - Loans Payable, page 30

2. It appears from your disclosure that the loans issued in 2003 are
convertible at a discount to the fair market value of the stock
(at
least 15%).  Please advise us how you considered EITF 98-5 and 00-
27
in accounting for these beneficial conversion features.

Note 7, Capital Stock, page 32

3. We note that you have an obligation to issue shares of common stock in connection with the settlement of certain liabilities and that you record this obligation as part of stockholders` equity. Please explain to us your basis in accounting for including each of your obligations as a component of stockholders` equity rather than a liability. Please cite the relevant accounting literature you rely on to support your accounting policy. In the case of your August and
October 2003 obligation, please explain to us why there is such a significant delay in share issuance.

Note 9, Write-off of Accounts Payable, page 34

4. In a supplemental response, please explain in sufficient detail the nature of these liabilities and your basis for recognizing this as a gain on debt extinguishment. Also, tell us how you considered the applicable state escheat laws when making the determination that this is a gain on debt extinguishment rather than unclaimed property.
Refer also to paragraph 16 of SFAS 140.

5. Please tell us what monetary or non-monetary consideration you gave up to settle amounts payable to your current and former officers and how you accounted for such consideration. If no consideration was transferred, please explain to us in sufficient detail why your current and former officers would forgive this debt. Finally, explain how you considered footnote 1 of APB 26 in recognizing a gain on this transaction.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

??

??

??

??

Mr. Robert K. MacLean
Internetstudios.com, Inc.
June 3, 2005
Page 1